Exhibit 99.4

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Six months ended January 31, 2006 and 2005

Prepared by Management (unaudited)

For more information:

Ben Catalano

President, CEO

Tel: 604-294-8084

Fax: 604-294-8709

E-mail: info@thrilltime.com

Form 52-109FT2

Certification of INTERIM Filings during Transition Period

I, Ben Catalano of ThrillTime Entertainment International, Inc., certify that:

1.

I have reviewed the INTERIM filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of ThrillTime Entertainment International, Inc., for the interim period ending January 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  March 27, 2006

“Ben Catalano”

Ben Catalano

President, CEO

Notice to Reader

Management has compiled the consolidated balance sheets as at January 31, 2006 and July 31, 2005 and consolidated statements of operations and deficit and cash flows for the quarters ended January 31, 2006 and 2005.  These interim consolidated financial statements have not been audited nor reviewed by the Company’s auditors.  Readers are cautioned that these statements may not be appropriate for their purposes.

Approved on behalf of the Board:

    “Ben Catalano”

Director

        “Martin Woodward”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Balance Sheets

(Expressed in U.S. Dollars)

As at January 31, 2006

	January 31, 2006 (unaudited)	July 31, 2005 (audited)

Assets

Current
Cash and cash equivalents	$ 353,840	$ 190,304
Accounts receivable and prepaid expenses	8,743	2,960
Total current assets	362,583	193,264

Equipment	2,664	2,868

Total Assets	$ 365,247	$ 196,132

Liabilities and Shareholders’ Deficiency

Current
Accounts payable and accrued liabilities	$ 38,969	$ 71,286
Income and other taxes payable	1,518	5,906
Current portion of long-term debt	-	60,000
Total current liabilities	40,487	137,192

Shareholders’ equity
Capital stock
Authorized: 100,000,000 common shares, without par value
Issued: 26,507,297 common shares July 31, 2005 – 20,007697 common shares)	8,109,633	7,801,123
Contributed surplus	505,236	505,236
Deficit	(8,290,109)	(8,247,419)
Total shareholders’ equity	324,760	58,940

Total Liabilities and Shareholders’ Equity	$ 365,247	$ 196,132

Nature and continuance of operations (Note 1)

Commitments and contingencies (Note 8)

Subsequent events (Note 12)

On behalf of the Board:

“Ben Catalano”	Director	“Martin Woodward”	Director

The accompanying notes are an integral part of these consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Operations and Deficit (unaudited)

(Expressed in U.S. Dollars)

Six months ended January 31, 2006 and 2005

	Three Months Ended		Six Months Ended
	January 31, 2006 (unaudited)	January 31, 2005 (unaudited)	January 31, 2006 (unaudited)	January 31, 2005 (unaudited)
Revenues
Product sales	$ -	$ 132,392	$ -	$ 227,918

Cost of sales	-	82,664	-	141,899
Gross margin	-	49,728	-	86,019

Royalty revenue	-	110,961	-	429,843
Other revenue	1,080	-	1,111	25,780
	1,080	160,689	1,111	541,642
Operating expenses:
Amortization of equipment	60	952	204	2,012
General and administration	53,551	216,947	81,697	553,121
Interest expense net of interest income	-	81,178	-	168,019
Marketing and selling	-	975	-	1,950
Research and development	-	6,480	-	7,585
	53,611	306,532	81,901	732,687

Operating (loss) before income taxes	(52,531)	(145,843)	(80,790)	(191,045)

Other items
Gain on settlement of debt	-	-	38,100	-

Income (loss) before income taxes	(52,531)	(145,843)	(42,690)	(191,045)

Income tax expense	-	1,354	-	7,711

Income (loss) for the period	(52,531)	(147,197)	(42,690)	(198,756)

Deficit, beginning of period	(8,237,578)	(10,927,297)	(8,247,419)	(10,875,738)

Deficit, end of period	$(8,290,109)	$(11,074,494)	$(8,290,109)	$(11,074,494)

Basic and diluted earnings (loss) per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	24,740,993	20,007,297	22,374,145	20,007,297

The accompanying notes are an integral part of these consolidated financial statements

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Cash Flows (unaudited)

(Expressed in U.S. Dollars)

Six months ended January 31, 2006 and 2005

	Three Months Ended		Six Months Ended
	January 31, 2006 (unaudited)	January 31, 2005 (unaudited)	January 31, 2006 (unaudited)	January 31, 2005 (unaudited)

Cash flows from (used in) operating activities:
Operating income/loss for the period	$ (52,531)	$ (147,197)	$ (42,690)	$ (198,756)
Items not involving cash:
Amortization of capital assets	60	952	204	2,012
Amortization of deferred financing costs	-		-	5,000
Gain on settlement of debt	-	-	(15,000)	-
Loss on disposal of capital assets	-	-	-	2,513
Cash flows from (used in) operations	(52,471)	(143,732)	(57,486)	(189,231)
Change in non-cash operating working capital:
Accounts receivable and prepaid expense	(4,828)	47,399	(5,783)	175,877
Inventories	-	7,211	-	3,318
Accounts payable and accrued liabilities	2,885	97,496	(32,317)	4,923
Customer deposits	-	36,407	-	36,407
Income and other taxes payable	(5,215)	9,504	(4,388)	(13,138)
Cash flows from (used in) operating activities	(59,629)	54,285	(99,974)	18,156

Cash flows from (used in) financing activities:
Common shares issued for cash	308,510		308,510
Long-term debt	(3,687)	(3,687)	(45,000)	(14,595)
Cash flows from (used in) financing activities	(3,687)	(3,687)	263,510	(14,595)
	-

Increase (decrease) in cash and cash equivalents	248,881	50,598	163,536	3,561

Cash and cash equivalents, beginning of period	104,959	123,176	190,304	170,213

Cash and cash equivalents, end of period	$ 353,840	$ 173,774	$ 353,840	$ 173,774

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Shareholders’ Equity (Deficiency)

Unaudited – prepared by management

 (Expressed in U.S. Dollars)

Six months ended January 31, 2006 and 2005

	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, July 31, 2005	20,007,297	$ 7,801,123	$ 505,236	$ (8,247,419)	$ 58,940

Issue of common shares for cash	6,000,000	308,510			308,510
Issue of common shares As a finders fee	500,000
Net income, six months ended January 31, 2006	-	-	-	(42,690)	(42,690)

Balance, January 31, 2006	26,507,297	$ 8,109,633	$ 505,236	$ (8,290,109)	$ 324,760

	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, July 31, 2004	20,007,297	$ 7,801,123	$ 505,236	$ (10,875,739)	$ (2,569,380)

Net income, six months ended January 31, 2005	-	-	-	(198,755)	(198,755)

Balance, January 31, 2005	20,007,297	$ 7,801,123	$ 505,236	$ (11,074,494)	$ (2,768,135)

The accompanying notes are an integral part of these consolidated financial statements

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

 (Expressed in U.S. Dollars)

Six months ended January 31, 2006 and 2005

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia Canada and its principal business activities included the sale and development of actual experience amusement rides.

Due to financial and contractual constraints, during fiscal 2005, the Company sold all assets of its wholly owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc. As a result, the Company currently has no ongoing business or revenues.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future.  Management is actively targeting sources of additional financings as well as other business and financial transactions to assure continuance of the Company’s operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available.  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

	January 31, 2006	July 31, 2005

Working Capital	$ 322,096	$ 56,702
Deficit	$ (8,290,109)	$ (8,247,419)

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A.  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are substantially in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments with short-term maturity.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Six months ended January 31, 2006 and 2005

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d…)
Equipment
Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows: Office equipment Declining-balance basis at between 20% and 30% per annum.
Stock-based compensation

Stock options and direct awards of stock granted to employees and non-employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.  Consideration paid for the shares on the exercise of stock options is credited to capital stock.  The Company issues shares and share options under its share-based compensations plans as described in note 8.   Any consideration paid by employees upon exercise of the share options or purchase of shares is credited to share capital.

During the year ended July 31, 2004 the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.

Translation of foreign currencies

The Company’s functional currency is the U.S. dollar.  Amounts denominated in foreign currencies, but for which the functional currency of the operations is the United States dollar, are translated at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date.  Exchange gains and losses on translation are included in earnings.

Revenue recognition

Revenues from the sale of entertainment rides is recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet.  Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement.  Other revenues, consisting primarily of sale of parts, are reflected when the sale has occurred and collection is reasonably assured..

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

Six months ended January 31, 2006 and 2005

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d…)
Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average shares outstanding during the reporting period.  Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Comparative figures
Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

3. EQUIPMENT
	Cost	Accumulated Amortization	January 31, 2006 Net Book Value

Office equipment	$ 16,028	$ 13,364	$ 2,664

	Cost	Accumulated Amortization	July 31, 2005 Net Book Value

Office equipment	$ 16,028	$ 13,160	$ 2,868

4. LONG-TERM DEBT

	January 31, 2006	July 31, 2005

Note payable bearing interest at 18% per annum	$ -	$ 60,000
	-	60,000
Less current portion of long-term debt	-	(60,000)
	$ -	$ -

During the six months ended January 31, 2006 the Company settled the long-term debt of $ 60,000 and all accrued interest by way of a one-time payment of $45,000.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Six months ended January 31, 2006 and 2005

5. CAPITAL STOCK

During the six months ended January 31, 2006, the Company issued 6,000,000 units at a price of $ 0.06 (Canadian) per unit to raise gross proceeds of $ 360,000 Cdn. ($ 308,510 USD).  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share at a price of $ 0.10 Cdn per share for a 12-month period expiring November 25, 2006.  The Company paid a finders fee of 500,000 units at a deemed price of $ 0.06 Cdn per unit. The shares and warrants are subject to a 4 month hold period expiring March 26, 2006.

Stock options

The Company has a stock option plan (“the Plan”) that allows the directors to grant stock options to purchase up to a total of 3,407,850 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares.  No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $ 0.10 per share, and the maximum term of each stock option may not exceed five years.  Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time.  Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number Of Options	Weighted Average Exercise Price

Balance, July 31, 2005	1,900,000	$ 0.10

Granted	-	-
Expired or cancelled	(1,900,000)	(0.10)

Balance, January 31, 2006	-	$ -

Number of options currently exercisable	-	$ -

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Six months ended January 31, 2006 and 2005

5. CAPITAL STOCK (cont’d…)
Stock options (cont’d…)
Options issued in fiscal 2003 had a weighted fair value of Cdn $ 0.10 per share. The fair value was determined using the Black-Scholes valuation model using the following weighted average assumptions:

Risk-free interest rate	10.50%
Expected dividend yield	0.00%
Expected stock volatility	269%
Expected option life in years	2.94 years

Warrants
As at January 31, 2006, there were no warrants outstanding.

6. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt, the carrying values of which approximate fair value due to the immediate or short-term maturity of these financial instruments.    Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility in those rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

7. SEGMENTED INFORMATION

During the six months ended January 31, 2006 the Company sold all assets of its wholly owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc. As a result, the Company currently has no ongoing business or revenues.  The Company operates in Canada and the operations for the current period relate 100% to Canada.

 During the six months ended January 31, 2005 the Company considered its business to comprise a single operating segment, being the development, construction and sale of actual experience amusement rides.  Supplementary information disclosed by geographic area based on customer location is as follows:

	Outside U.S.	U.S.	Total

2005:
Revenues including interest income	$97,000	$587,006	$684,006
Income for the year	(377,333)	178,577	(198,756)
Identifiable assets	150,193	395,252	545,445

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Six months ended January 31, 2006 and 2005

8. COMMITMENTS AND CONTINGENCIES
In addition to the commitments and contingencies disclosed elsewhere in these financial statements, the Company has the following commitments.
The Company has aggregate office lease and estimated lease cost commitments during the next three years approximately as follows:

2006	$ 4,495
2007	4,231
2008	1,057
$ 9,783

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company are substantially the same except for the following:

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP
As at January 31, 2006
Issued share capital	$ 8,109,633	$ 9,000	$ 8,118,663
Contributed surplus	505,236	479,619	984,855
	8,614,869	488,619	9,103,488

Deficit beginning period	(8,247,419)	(479,619)	(8,727,038)

Net (loss), six months ended January 31, 2006	(42,690)	-	(42,690)

Deficit, end of period	$(8,290,109)	$(479,619)	$ (8,769,728)
Shareholder’s’ equity	$ 324,760	$ 9,000	$ 333,760

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Interim Consolidated Financial Statements

Unaudited – prepared by management

(Expressed in U.S. Dollars)

Six months ended January 31, 2006 and 2005

10. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions during six months ended January 31, 2006 with related parties:

Paid $ 12,031 to a director and officer for consulting services included in general and administration costs.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. SUPPLEMENTAL DISCLOSURE WITH REGARDS TO CASH FLOWS
During the six months ended January 31, 2006 the company settled the long-term debt of $60,000 and $21,300 of accrued interest by way of a one-time payment of $45,000.

The Company issued 500,000 common shares as a finders’ fee relating to the private placement of 6,000,000 units.